UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30154 / July 26, 2012

_____

In the Matter of   :
                                                    :

GLADSTONE CAPITAL CORPORATION   :
GLADSTONE INVESTMENT CORPORATION   :
GLADSTONE LENDING CORPORATION   :
GLADSTONE PARTNERS FUND, LP   :
GLADSTONE MANAGEMENT CORPORATION :
                                                    :

1521 Westbranch Dr., Suite 200   :
McLean, VA 22102   :
                                                    :

(812-13878)   :
                                                    :

_____

ORDER UNDER SECTIONS 17(d), 57(a)(4) and 57(i) OF THE INVESTMENT COMPANY
ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Gladstone Capital Corporation, Gladstone Investment Corporation, Gladstone Lending
Corporation, Gladstone Partners Fund, LP, and Gladstone Management Corporation filed an
application on March 10, 2011, and amendments to the application on December 21, 2011, April
19, 2012, and June 29, 2012, requesting an order under sections 17(d), 57(a)(4) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain business development companies and
registered closed-end management investment companies (collectively, the "Investors") to co-
invest in portfolio companies with each other and with an affiliated investment fund.

On June 29, 2012, a notice of the filing of the application was issued (Investment Company Act
Release No. 30125). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Investors in the proposed transactions is
consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d), 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Gladstone Capital Corporation, et al. (File No. 812-13878) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary